SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Crimson Wine Group, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22662X100

(CUSIP Number)

Joseph S. Steinberg c/o Crimson Wine Group, Ltd. 2700 Napa Valley Corporate Drive, Suite B Napa, California 94558
(800) 486-0503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100
1	Names of Reporting Persons. Joseph S. Steinberg
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,174,389
	8	Shared Voting Power 371,702
	9	Sole Dispositive Power 2,174,389
	10	Shared Dispositive Power 371,702
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,091
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 10.6%
14	Type of Reporting Person IN

This Amendment No. 2 amends that certain initial statement on Schedule 13D filed on March 5, 2013 by Ian M. Cumming (“Mr. Cumming”) and Joseph S. Steinberg (“Mr. Steinberg”), as amended by the Amendment No. 1 to Schedule 13D filed August 4, 2016 by Mr. Cumming and Mr. Steinberg (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share, of Crimson Wine Group, Ltd., a Delaware corporation, solely to report that following the passing of Mr. Cumming on February 2, 2018, Mr. Cumming and Mr. Steinberg no longer constitute a reporting group for purposes of Schedule 13D.
Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.
Item 2. Identity and Background
Item 2 is amended and restated in its entirety as follows:

(a)	The person filing this Schedule 13D is Joseph S. Steinberg (the “Reporting Person”).

(b)	Mr. Steinberg’s business address is c/o Leucadia National Corporation (“Leucadia”), 520 Madison Avenue, 11th Floor, New York, New York 10022.

(c)
Mr. Steinberg is a member of the board of directors of the Company and a full time executive of Leucadia, a diversified financial services holding company principally engaged, through consolidated subsidiaries, in a variety of businesses including full service investment banking, beef processing, manufacturing, gaming entertainment, real estate activities and medical product development. Leucadia’s principal address is 520 Madison Avenue, 11th Floor, New York, New York 10022.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Steinberg is a United States citizen.
Item 4. Purpose of Transaction
Item 4 is amended by adding the following:
On March 27, 2018, Mr. Steinberg adopted a stock trading plan (the “Rule 10b5-1 Plan”) in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), under which a broker would purchase up to $1,000,000 of shares of Common Stock at prevailing market prices with a maximum price per share of $9.50, provided that in no event would purchases on any purchase day exceed 12.25% of the average daily trading volume or ADTV (as defined in Rule 10b-18(a)(1) of the Exchange Act) reported for the Company’s common stock during the four calendar weeks preceding the week in which the relevant purchase is effected. Mr. Steinberg began purchasing shares under the Rule 10b5-1 Plan beginning April 2, 2018.
Following the death of Mr. Cumming on February 2, 2018, Mr. Cumming and Mr. Steinberg no longer constitute a reporting group for the purposes of Schedule 13D.

Item 5. Interest in Securities of Issuer
Item 5 of the Schedule 13D is amended and restated as follows:
(a) – (b)    Mr. Steinberg may be deemed to beneficially own 2,546,091 shares of Common Stock, representing 10.6% of the 23,997,385 issued and outstanding Common Stock as of March 6, 2018, including (i) sole voting and dispositive power over 2,174,389 shares held by Mr. Steinberg directly, by corporations that are wholly owned by Mr. Steinberg, by corporations that are wholly owned by family trusts as to which Mr. Steinberg has sole voting and dispositive power, or by such family trusts, (ii) shared voting and dispositive power over 33,000 shares of Common Stock owned by a charitable trust of which Mr. Steinberg and his wife are trustees, (iii) shared voting and dispositive power over 15,120 shares of Common Stock (less than 0.1%) beneficially owned by his wife and daughter, and (iv) shared voting and dispositive power over 323,582 shares of Common Stock (1.3%) beneficially owned by trusts for the benefit of Mr. Steinberg’s children. Mr. Steinberg disclaims any pecuniary interest in the 33,000 shares held by the charitable trust, the 15,120 shares held by his wife and daughter, and the 323,582 shares held by the trusts for the benefit of his children, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
(c)    The following table sets forth all of the transactions in Common Stock effected by Mr. Steinberg within the past 60 days. All such transactions were purchases of Common Stock on the open market pursuant to a Rule 10b5-1 plan entered into by Mr. Steinberg:

Date of Transaction	Amount of Securities	Price Per Share
April 2, 2018	1,000	$9.50
April 12, 2018	800	$9.50
April 16, 2018	800	$9.38
April 17, 2018	800	$9.36
April 18, 2018	800	$9.25
April 19, 2018	200	$9.22
April 20, 2018	800	$9.20
April 23, 2018	1,350	$9.19
April 24, 2018	350	$9.09
April 26, 2018	1,300	$9.10
April 27, 2018	900	$9.16
April 30, 2018	1,300	$9.20
May 1, 2018	1,300	$9.10
May 2, 2018	500	$9.15
May 8, 2018	860	$9.10
May 9, 2018	117	$9.13
May 10, 2018	1,700	$9.15
May 11, 2018	1,700	$9.15
May 14, 2018	1,250	$9.17
May 15, 2018	2,000	$9.22
May 16, 2018	2,000	$9.15
May 17, 2018	189	$9.14
May 21, 2018	2,500	$9.23
May 22, 2018	1,500	$9.30

(d)    Not applicable.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is amended by adding the following:
See Item 4 of this Schedule 13D for a description of the Rule 10b5-1 Plan (incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	May 23, 2018	By:	/s/ Joseph S. Steinberg
Joseph S. Steinberg